January 27, 2020

Ron Poliakine
Chief Executive Officer
Nano-X Imaging Ltd.
Communications Center
Neve Ilan, Israel 9085000

       Re: Nano-X Imaging Ltd.
           Draft Registration Statement on Form F-1/A
           Filed January 14, 2020
           CIK No. 0001795251

Dear Mr. Poliakine:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement filed January 14, 2020

Financial Statements
Note 6. Shareholders' Equity, page F-13

1. In response to comment 14, we note that since the $3,684,000 raised from third-party investors was sent directly to Six-Eye to pay for services, you concluded that the transactions should be presented as a non-cash financing activity in the statement of cash flows. Since the two transactions, the offering and the rendering of services, represent a financing activity and an operating activity, respectively, and the two separate transactions were with different parties, please further explain to us why you believe that these two transactions should not be shown gross in the statement of cash flows instead of net. Refer to ASC 230-10-45-7, 45-14, and 45-17 and 230-10-50-4.
 Ron Poliakine
Nano-X Imaging Ltd.
January 27, 2020
Page 2
Note 8. Related Parties, page F-16

2. Please disclose, similar to your response to comment 14, that the $3,684,000 raised from third-party investors was sent directly to Six-Eye to pay for services provided during the year ended December 31, 2018 and for services to be provided during the year ended
      December 31, 2019.

       You may contact Li Xiao at 202-551-4391 or Kate Tillan at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact
Paul Fischer at 202-551-3415 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                            Sincerely,
FirstName LastNameRon Poliakine
                                                            Division of
Corporation Finance
Comapany NameNano-X Imaging Ltd.
                                                            Office of Life
Sciences
January 27, 2020 Page 2
cc:       Andrea Nicolas, Esq.
FirstName LastName